UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following releases were filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
6 December 2005
FOUR WELL DRILLING PROGRAMME COMMENCES
AT MAIN PASS 19 — GULF OF MEXICO, USA
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Petsec Energy Limited today announced that the drilling rig has arrived on site and is currently driving conductor pipes for the four-well drilling programme which will test 15-18 billion cubic feet (Bcfe) of gas net to the Company. Petsec Energy is the Operator of the programme.
The first well is expected to spud on Friday 9th December.
The new drilling programme at Main Pass 19 — located 128 kilometres (80 miles) south-east of New Orleans — follows the successful drilling of three initial wells between April and June 2005 which discovered 13 Bcfe of gas net to Petsec Energy.
The production platform acquired for the development of the Main Pass gas field was set late in November and the sales pipeline laid. Hook-up and commissioning is continuing and production from the initial three wells is expected to commence within three weeks.
Petsec Energy Ltd is an independent oil and gas exploration and production company listed on the Australian Stock Exchange. Its focus of operations is on gas in the shallow waters of the Gulf of Mexico and onshore Louisiana Gulf Coast region of the USA, and on oil in the shallow waters of the Beibu Gulf off the south coast of China.
For further information, please contact:

Mr. Craig Jones	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

PETSEC ENERGY LTD
ACN 000 602 700
6 December 2005
VERMILION GAS FIELD RESUMES PRODUCTION
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Petsec Energy’s Vermilion 258 gas field in the Gulf of Mexico, USA has recommenced gas production following the reopening of third party downstream sales pipelines, which had been shut-in since 22 September due to damage from Hurricane Rita.
Production recommenced (on 5th December 2005) from three of the four wells at Vermilion 258 and is now at pre-Rita production levels.
Current gross flow rates from the three wells are 17.5 million cubic feet per day (MMcf/d), essentially the same as it was prior to Hurricane Rita. These rates should improve as the fourth well is brought on-line and compression facilities are commissioned. The compressor was installed but not brought on line just prior to the Hurricane.
Current natural gas prices are in excess of US$13 per thousand cubic feet (Mcf).
Petsec Energy Ltd is an independent oil and gas exploration and production company listed on the Australian Stock Exchange. Its focus of operations is on gas in the shallow waters of the Gulf of Mexico and onshore Louisiana Gulf Coast region of the USA, and on oil in the shallow waters of the Beibu Gulf off the south coast of China.
For Further Information:

Mr. Craig Jones	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: December 7, 2005	/s/ Mr. Craig H. Jones

Craig H. Jones
General Manager — Corporate